Exhibit 99.1

OBSIDIAN ENERGY RECEIVES CONTINUED LISTING STANDARD NOTIFICATION FROM

THE NEW YORK STOCK EXCHANGE REGARDING THE PRICE OF ITS COMMON SHARES

CALGARY, March 12, 2018 – OBSIDIAN ENERGY LTD. (TSX/NYSE—OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that it received notification on March 12, 2018 from the New York Stock Exchange (the “NYSE”) that Obsidian Energy is no longer in compliance with one of the NYSE’s continued listing standards because the average closing price of Obsidian Energy’s common shares was less than US$1.00 per share over a consecutive 30 trading day period. As of March 8, 2018, the average closing price of Obsidian Energy’s common shares over the preceding consecutive 30 trading day period was US$0.99 per share. The issuance of the notification is not discretionary and is sent automatically when a listed company’s share price falls below the NYSE’s minimum price listing standard.

As described in our press release dated March 7, 2018, Obsidian Energy will propose a consolidation of the Company’s outstanding common shares at the upcoming Annual General Meeting. Obsidian Energy believes that a share consolidation will reduce its outstanding equity float to a level more suitable to the current size of the Company and appeal to a broader universe of investors. The proposed consolidation also seeks to remedy our non-compliance with the NYSE’s minimum share price listing standard.

Under the NYSE’s rules, Obsidian Energy can avoid delisting if, within six months from the date of the NYSE notification, its common shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. Therefore, the price condition following the proposed consolidation is cured if the common share price promptly exceeds US$1.00 and remains above that level for at least the following 30 trading days. If at the expiration of the applicable cure period Obsidian Energy has not regained compliance, the NYSE will commence suspension and delisting procedures.

Non-compliance with the NYSE’s price listing standard does not affect Obsidian Energy’s business operations or its reporting requirements to the U.S. Securities and Exchange Commission (the “SEC”), nor does it breach or cause an event of default under any of Obsidian Energy’s agreements with its lenders. Obsidian Energy continues to be in compliance with the terms of all of those agreements. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of Obsidian Energy’s common shares on the Toronto Stock Exchange (the “TSX”).

Obsidian Energy intends to notify the NYSE within 10 business days from the date of the notification that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period.

Obsidian Energy’s common shares will continue to be listed and traded on the NYSE during the applicable cure period, subject to compliance with the NYSE’s other continued listing standards, under the symbol “OBE”, but the NYSE will assign a “.BC” indicator to the symbol to denote that Obsidian Energy is below the NYSE’s price listing standard. This indicator will be removed at such time as Obsidian Energy is deemed compliant with the NYSE’s price listing standard.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, that non-compliance with the NYSE’s price listing standard does not affect Obsidian Energy’s business operations or its reporting requirements to the SEC and does not breach or cause an event of default under any of Obsidian Energy’s agreements with its lenders, Obsidian Energy’s continued compliance with the terms of all of those agreements; Obsidian Energy’s ability to regain compliance with the NYSE’s price listing standard within the applicable cure period; that the Company will look to cure the price condition by completing a share consolidation at the Annual General Meeting; that the Company believes a share consolidation will reduce its outstanding equity float to a level more suitable to the current size of the Company and appeal to a broader universe of investors; that the proposed consolidation seeks to remedy our non-compliance with the NYSE’s minimum share price listing standard; that if at the expiration of the applicable cure period Obsidian Energy has not regained compliance, the NYSE will commence suspension and delisting procedures; Obsidian Energy’s intention to notify the NYSE within 10 business days that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period; and the continued listing and trading of Obsidian Energy’s common shares on the TSX.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com